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FILED VIA EDGAR

March 24, 2021

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: Victory Portfolios

Schedule 14A – Victory Global Natural Resources Fund

Dear Mr. Cowan:

On behalf of Victory Portfolios (the "Registrant"), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to the Registrant's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on March 15, 2021 (the "Proxy").

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Proxy. We have attempted to restate accurately the Staff's comments, which the Staff provided on March 15, 2021. Page references correspond to the PDF version of the N-14.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

1)Page 2: In the event the shareholder meeting is not held in person, please confirm that all the requirements for virtual meetings will be complied with. We refer you to the requirements from the guidance on virtual meetings: https://www.sec.gov/ocr/Staff-guidance-conducting-annual-meetings-light-covid-19- concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: The Registrant has been advised by its Delaware counsel that a virtual meeting of shareholders is not currently permitted by the Registrant's governing documents. Accordingly, the Meeting will be held in person.

2)Page 2: Please revise the following sentence to include the additions underlined: "We will require all attendees to complete a health attestation and to comply with the policies in place at the time of the Meeting including, but not limited to, a temperature check, wearing a mask and maintaining six-foot social distance."

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

3)Page 7: Please confirm that the Registrant provided or will provide shareholders 60 days prior written notice of the change in the 35d-1 policy and name as required by Rule 35d-1.

Response: The Registrant confirms that, on February 25, 2021, it filed a prospectus supplement pursuant to Rule 497, which contained an "Important Notice Regarding Change of Investment Policy." The supplement was subsequently mailed to shareholders in compliance with the requirement to provide 60 day's prior written notice to shareholders. The prospectus supplement can be found at https://www.sec.gov/Archives/edgar/data/0000802716/000168386321001023/f8200d1.ht m

Page 7: Please revise the description of the Fund's definition of "Energy Transition" to be in more plain-English.

Response: The Registrant will revise the disclosure consistent with the Staff's comment, but notes that Fund's description of Energy Transition is described more fully later in the Proxy.

4)Page 13: Please revise the disclosure to state the sub-advisory fee paid during the last fiscal year per Item 22(c)(1)(iii) of Schedule 14A.

Response: The Registrant will revise the disclosure to include the aggregate amount of the sub-advisory fees paid by Victory Capital to SailingStone for the fiscal year ended December 31, 2020.

5)Page 15: Please confirm the board considerations disclosure includes all materially adverse factors considered by the board.

Response: The Registrant confirms that the board considerations disclosure includes all materially adverse factors considered by the board.

6)Page 16: Did the board consider specifics regarding the performance (e.g., vs peers and the benchmark index)? If so, please disclose.

Response: The Registrant confirms that the board considered the Fund's performance in relation to both its peers and to its benchmark index when it considered whether to approve the Fund's investment advisory agreement and investment sub-advisory agreement at its December 2, 2020 meeting. The Registrant will revise the disclosure to clarify this.

7)Page 17: If true, please revise the disclosure to indicate that the board "unanimously" approved the New Sub-Advisory Agreement.

Response: The Registrant will revise the disclosure to indicate that the board unanimously approved the New Sub-Advisory Agreement.

8)Page 17: Please provide a reasonable definition of "principally engaged in natural resources 'that will be required for Energy Transition,'" (e.g. invest in securities of companies that devote 50% of assets to derive 50% or their profits or revenues from natural resources, etc.). The Staff notes that it cannot be based on the determination by the sub-adviser.

Response: The Registrant will revise the disclosure to delete reference to "in SailingStone's judgment", consistent with the Staff's comment.

9)Page 17: Please state that the Fund has a global policy.

Response: The Registrant will revise the disclosure to reflect the global nature of the Fund's investments, consistent with the Staff's comment.

10)Page 9: Please state in more plain-English the Fund's definition of "Energy Transition" and related disclosure.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

11)Page 18: Please clarify the phrase "bottom of a steeply sloped supply cost curve."

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

12)Page 18: Please delete the phrase "in SailingStone's judgment."

Response: The Registrant will delete the phrase "in SailingStone's judgment" on page 18.

13)Page 18: Please consider revising or deleting the sentence: "A company will also be considered to be principally engaged in the Energy Transition natural resource-

related industries if SailingStone believes that the company has the potential for capital appreciation primarily as a result of particular products, technology, patents, or other market advantages that are critical to the Energy Transition." It is vague and subjective.

Response: The Registrant will delete the referenced sentence.

14)Page 18: Please clarify the meaning of the phrase "above-ground risk."

Response: The Registrant will clarify the disclosure consistent with the Staff's comment.

15)Page 19: If the Fund is concentrated, please disclose.

Response: The Registrant will revise the disclosure to indicate that the "Fund concentrates its investments in any one or more natural resources industries." The Registrant believes that this revised disclosure is consistent with the Staff's comment.

16)Page 20: Please revise the disclosure to state that broker no-votes will not be counted for purposes of quorum since only non-routine matters will be voted on. See NYSE Rule 452.11

Response: The Registrant will revise the disclosure consistent with the Staff's comment and NYSE Rule 452.11.

17)Page 35: Please revise the Proxy Card to indicate that it is "preliminary." Please also include the legend indicated on the proxy card in the Proxy.

Response: The Registrant will include in its definitive proxy statement the "final" proxy card. The Registrant will revise the disclosure to include the legend in the Proxy.

Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:Board of Trustees, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc. Erin G. Wagner, Victory Capital Management Inc. Scott Stahorsky, Victory Capital Management Inc. Nathan Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP